SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70
State Registration (N.I.R.E.) No. 29300006939

A Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF NOVEMBER 18, 2021

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting, in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), to be held on November 18, 2021, at 03:00 p.m., via digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – Em recuperação judicial (formerly named Odebrecht S.A.) and NSP Investimentos S.A. – Em recuperação judicial (formerly named OSP Investimentos S.A.) (“Novonor”), to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021.

Camaçari/BA, October 22, 2021.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") encompassing all documentation related to the matter included in the Agenda, the other documents provided for CVM Ruling No. 481, and other relevant information for the exercise of voting rights at the Meeting were made available to the Company's Shareholders on this date, as provided for CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br), of the Company (www.braskem.com.br/ri) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481 or article 126, paragraph 1 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”), in which case the Shareholder may: (i) simply participate the Meeting; or (ii) participate and vote at the Meeting.

3. There shall be no remote voting under CVM Ruling 481 for the purposes of the Meeting.

4. Documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting shall submit such request to the Company via email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days prior to the date designated for the Meeting, which is, by November 16, 2021, and shall be duly accompanied with the following documents, whether Brazilian or foreign shareholder:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting;

(ii)	if the Shareholder is a legal entity, articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election that ascertains the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above in relation to its administrator or manager;

(iv)	additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporate Law; and

(v)	in relation to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body.

The access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

Exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the certification of authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company will not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

5. Detailed information on the rules and procedures for participation at the Meeting, including guidelines on access to the Digital Platform, can be found in the Manual for Shareholders' Participation in the Meeting, in the Company's Management Proposal and other documents available on the websites of CVM (www.cvm.gov.br), the Company (www.braskem.com.br/ri) and B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.